CYRULI SHANKS & ZIZMOR, LLP

420 Lexington Avenue

Suite 2320

New York, NY 10170

                                                                                                                                                July 26, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Ultimax Digital, Inc. (the “Company”)
Amendment No. 2 to Draft Registration Statement on Form S-1 CIK No. 000-1878543

Dear Division of Corporate Finance Staff:

On behalf of Ultimax Digital, Inc. (the “Company”), I am pleased to provide a response to the Staff’s July 11, 2022 comments on the above-referenced Draft Registration Statement.

The numbered paragraphs and headings below correspond to those set forth in the July 11, 2022 Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Draft Registration Statement. All references to page numbers in these responses are to pages of the Amended Draft Registration Statement.

Summary of the Offering

Certain Corporate Governance Development, page 13

1. We note your response to our prior comment 4 and reissue the comment in part. Please add a discussion of the Stockholders’ Agreement and Voting Agreement with your founders and early investors to your discussion of Related Party Transactions pursuant to Item 404 of Regulation S-K.

Response: A discussion regarding the Stockholders’ Agreement and Voting Agreement has been added to the Related Party Transactions section. Please see page 83.

Business, page 65

2. Please refer to prior comment 8 and include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment of whether particular crypto assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators.

Response: A risk factor has been added which addresses the uncertainty and consequences of an incorrect assessment or a regulator disagreeing with the Company’s assessment of whether a particular crypto asset is a security. Please see page 31.

3. Please refer to prior comment 19 and revise to discuss how revenue from the initial sale of NFTs on your platform is divided between the company and the developers and content creators. We note the example that you include on page 74 of how revenues will be split between the company, game developer and the content creator. Clarify whether the company intends to retain 50% of all initial sales of NFTs on your platform.

Response: The Business section has been revised to indicate that the Company will keep 50% of the revenue received from the initial sales of NFT on the Company’s platform with the remaining 50% divided between the third party game developer and its gamers.

Ultimax NFT Toolkit and Plug-in, page 73

4. We note your response to our prior comment 18 where you indicated you “will purchase just enough of Polygon’s native token, MATIC, as is needed to mint NFTs and distribute payments to video game publishers utilizing the NFT Plug-In.” Please expand this discussion to clarify how they company will assess what “just enough” entails and the reserve ratios of MATIC to be held by the company, if any.

Response: The discussion has been clarified in accordance with the Comment. The following has been added: “To do so, we will maintain a cryptocurrency wallet in which, on an on-going basis, and immediately prior to minting an NFT, we will determine the amount of Matic needed to mint an NFT, and then purchase just enough Matic to pay for the minting. No Matic currency will be held in reserve prior to it being needed to pay minting costs.”

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies Revenue Recognition, page F-8

5. We reissue prior comment 23. Please revise your revenue recognition policy to give effect to the adoption of ASU 2014-09. In this regard, we note that you continue to refer to ASC 605.

Response: The Company’s Revenue Recognition Policy has been revised to give effect to the adoption of ASU 2014-09. Note 3 has been revised to reflect the revised policy.

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Note 6. Employee Stock-Based Compensation, page F-13

6. We reissue prior comment 24. Please revise to provide the additional disclosures required under ASC 718-10-50-2.

Response: Note 6 has been revised to include the additional disclosures required under ASC 718-10-50-2.

General

7. We note your response to comment 26. Please clarify how the proceeds of NFT sales are divided between the company and gamers who create NFTs through the platform.

Response: Please find the following clarification regarding how proceeds from the sale of NFTs provided to the NFT Marketplace via the Company’s NFT Plug-In are divided.

The business relationship between the Company and third party game developers who utilize the Company’s NFT Plug-In will memorialized in an agreement which will state how proceeds from NFT sales are divided. In all cases, the Company will retain fifty percent (50%) of sales proceeds from NFTs provided to the NFT Marketplace via the Company’s NFT Plug-In. The remaining fifty percent (50%) will be divided between the third party game developer and the gamer who created the NFT. While the Company intends on recommending an even split between the third party game developer and the gamer, the third party game developer will be able to set the revenue split with the gamer.

If you have any questions, please do not hesitate to contact me at (917) 596-0905.

Sincerely,

/s/ Paul Goodman

Via: EDGAR

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